Rocap Marketing, Inc.

7141 East Main Street

Mesa, Arizona 85207

December 20, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:

John Reynolds, Assistant Director

Brian McAllister

John Archfield

Ronald E. Alper

Re:

Rocap Marketing, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed October 22, 2012

File No. 333-178738

Dear Mr. Reynolds, et al:

We have reviewed the comments from your letter dated November 1, 2012, and have formulated responses as outlined below.  Please feel free to contact us at your convenience should additional explanation and/or clarification be required.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

COMPANY RESPONSE:  We have not, nor have we authorized anyone to do so on our behalf, provided any written communications, as defined in Rule 405 under the Securities Act, directly or through any intermediary, to any potential investor in reliance on Section 5(d) of the Securities Act.  There are no brokers or dealers that are or will be participating in our offering and we do not have any research reports about us that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act.

Consolidated Financial Statements, page 37

Financial Statement Updating

2.

Please update to include your September 30, 2012 interim financial statements, as applicable. Refer to Rule 8-08 of Regulation S-X.

COMPANY RESPONSE: The Company has updated its filings to include its September 30, 2012 interim financial statements, pursuant to the Commission’s request.

3.

We note that you have made several adjustments to the December 31, 2011 financial statements filed with your Form S-1/A3. Please tell us why you did not label the financial statements as restated and provide the disclosures required by ASC 250-10-50-7, or revise to provide this information. Also tell us why the audit report is still dated July 13, 2012 in spite of the adjustments to your financial statements.

COMPANY RESPONSE: The December 31, 2011 financial statements included in Form S-1/A3 were not the final financial statements. The Company has included the final financial statements and footnotes for the year ended December 31, 2011 that were included in Form S-1/A2.

Consolidated Balance Sheets, page 39

4.

We note on your balance sheet that there were 19,145,667 shares issued and outstanding as of December 31, 2011 (page 39), and on your consolidated statement of equity (deficit) that there were 19,190,667 shares issued and outstanding as of December 31, 2011 (page 41). Please revise this inconsistency as necessary.

COMPANY RESPONSE:  The December 31, 2011 financial statements included in Form S-1/A3 were not the final financial statements. The Company has included the final financial statements and footnotes for the year ended December 31, 2011 that were included in Form S-1/A2. These amounts now are in agreement.

Consolidated Statement of Operations, page 40

5.

We note that the weighted average number of shares outstanding for 2011 (20,105,325 shares) exceeds the total amount of shares issued and outstanding as of December 31, 2011 (19,190,667 shares). Please revise the weighted average number of shares as necessary, or tell us why this is appropriate.

COMPANY RESPONSE:  The December 31, 2011 financial statements included in Form S-1/A3 were not the final financial statements. The Company has included the final financial statements and footnotes for the year ended December 31, 2011 that were included in Form S-1/A2. The weighted average number of shares outstanding for 2011 is now lower than the total amount of shares issued and outstanding as of December 31, 2011

Consolidated Statements of Equity (Deficit), page 41

6.

We note that you have removed the total Rocap stockholders equity (deficit) column and the non-controlling interest column from the consolidated statements of equity (deficit) in your Form S-1/A3. Please revise to include these columns. Refer to ASC 810-10-50-1A(c).

COMPANY RESPONSE: The December 31, 2011 financial statements included in Form S-1/A3 were not the final financial statements. The Company has included the final financial statements and footnotes for the year ended December 31, 2011 that were included in Form S-1/A2. The columns are now back in the statement.

7.

We note that the fiscal 2011 consolidated statement of equity (deficit) on page 41 does not agree with the 2011 consolidated statement of equity (deficit) shown on page 60. Please explain to us why these statements do not agree, or revise as necessary.

COMPANY RESPONSE:  The December 31, 2011 financial statements included in Form S-1/A3 were not the final financial statements. The Company has included the final financial statements and footnotes for the year ended December 31, 2011 that were included in Form S-1/A2. The fiscal 2011 consolidated statement of equity (deficit) in the audited financial statements now agrees with the 2011 consolidated statement of equity (deficit) included in the interim period financial statements.

Note 2 – Summary of Significant Accounting Policies, page 43

8.

We note your response to comment 10 of our letter dated August 7, 2012, and your revised disclosure on page 43 and 62 that the Company allocates 10% of the net income (loss) of Lexi-Luu Designs to the non-controlling interest. Please supplementally provide us with reconciliations to the amount of net loss attributable to non-controlling interest for fiscal 2011 and the six months ended June 30, 2011 and 2012.

COMPANY RESPONSE:  The Company has supplied herewith the reconciliations of the amounts of net loss attributable to non-controlling interest for fiscal 2011 and for the nine months ended September 30, 2012 and 2011, pursuant to the Commission’s request.

Consolidated Statements of Stockholders’ Deficit, page 60

9.

We note in the footnote to the table on page 79 that the 1,920,000 shares for future employee services were not issued until January 14, 2012 (480,000 shares) and April 25, 2012 (1,440,000 shares). Please explain to us why these shares are not shown as being issued in your statement of stockholders’ deficit for the interim period ended June 30, 2012 given your disclosure that they were issued in 2012.

COMPANY RESPONSE:  The Company has addressed this issue and now presents the 1,920,000 shares for future employee services as having been issued as of June 30, 2012.  Applicable disclosure has been made to clarify the details behind these issuances.

Exhibit Index, page 85

10.

We note that you have incorporated the consent of Li & Company by reference to your Form S-1 filed on December 23, 2011. Please file a currently dated consent from your independent registered public accounting firm with the next amendment to your Form S-1.

COMPANY RESPONSE:  The Company has filed a currently dated consent from our independent registered public accounting firm with the current amendment to our Form S-1, pursuant to the Commission’s request.

/s/ Peter Henricsson

Peter Henricsson

Chief Executive Officer and Director

Rocap Marketing, Inc.

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